CUSIP NO. 885185101


              FILED PURSUANT TO REGULATION S-T RULE 101(A)(2)(II).
            THE INITIAL FILING AND PREVIOUS AMENDMENTS ARE ATTACHED
                      AS APPENDICES A AND B, RESPECTIVELY.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*



                               Thorn Apple Valley
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    885184101
                    -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      Cover

                        (Continued on following page(s))


                                Page 1 of 7 Pages
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CUSIP No. 885184101
          ---------
__________________________________________________________
1)   Name of Reporting Person     SAFECO Common Stock Trust
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
_______________________________________________________________
2)   Check the Appropriate Box      (a)
     if a Member of a Group         ___________________________
     (See Instructions)             (b)
_______________________________________________________________
3)   SEC Use Only
_______________________________________________________________
4)   Citizenship or Place of       State of Delaware
     Organization
_______________________________________________________________
Number of       (5) Sole Voting         0
Shares Bene-        Power
ficially
Owned by        _______________________________________________
Each Reporting  (6) Shared Voting       313,000
Person With         Power

                _______________________________________________
                (7) Sole Disposi-
                    tive Power          0
                _______________________________________________
                (8) Shared              313,000
                    Dispositive
                    Power
_______________________________________________________________
9)   Aggregate Amount Bene-             313,000
     ficially Owned by
     Reporting Person
_______________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See
     Instructions)
_______________________________________________________________
11)  Percent of Class
     Represented by Amount              5.4%
     in Row 9
_______________________________________________________________
12)  Type of Reporting Person           IV
     (See Instructions)

_______________________________________________________________


                                Page 2 of 7 Pages
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CUSIP No. 885184101
          ---------

______________________________________________________________
1)   Name of Reporting Person     SAFECO Asset Management Company
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
_______________________________________________________________
2)   Check the Appropriate Box      (a)
     if a Member of a Group         ___________________________
     (See Instructions)             (b)
_______________________________________________________________
3)   SEC Use Only
_______________________________________________________________
4)   Citizenship or Place of       State of Washington
     Organization
_______________________________________________________________
Number of       (5) Sole Voting         0
Shares Bene-        Power
ficially       ________________________________________________
Owned by
Each Reporting  (6) Shared Voting       405,000
Person With         Power
               _______________________________________________
                (7) Sole Disposi-
                    tive Power          0
                _______________________________________________
                (8) Shared              405,000
                    Dispositive
                    Power
_______________________________________________________________
9)   Aggregate Amount Bene-             405,000(1)
     ficially Owned by
     Reporting Person
_______________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See
     Instructions)
_______________________________________________________________
11)  Percent of Class
     Represented by Amount              7.0%
     in Row 9
_______________________________________________________________
12)  Type of Reporting Person           IA
     (See Instructions)
______________________________________________________________

- ---------------
     (1) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G.


                                Page 3 of 7 Pages
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CUSIP No. 885184101
          ---------

1)   Name of Reporting Person     SAFECO Corporation
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
_______________________________________________________________
2)   Check the Appropriate Box      (a)
     if a Member of a Group         ___________________________
     (See Instructions)             (b)
_______________________________________________________________
3)   SEC Use Only
_______________________________________________________________
4)   Citizenship or Place of       State of Washington
     Organization
_______________________________________________________________
Number of       (5) Sole Voting         0
Shares Bene-        Power
ficially       ________________________________________________
Owned by
Each Reporting  (6) Shared Voting       405,000
Person With         Power
               _______________________________________________
                (7) Sole Disposi-
                    tive Power          0
                _______________________________________________
                (8) Shared              405,000
                    Dispositive
                    Power
_______________________________________________________________
9)   Aggregate Amount Bene-             405,000(2)
     ficially Owned by
     Reporting Person
_______________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See
     Instructions)
_______________________________________________________________
11)  Percent of Class
     Represented by Amount              7.0%
     in Row 9
_______________________________________________________________
12)  Type of Reporting Person           HC
     (See Instructions)

- ---------------
     (2) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G.


                                Page 4 of 7 Pages
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CUSIP No. 885184101
          ---------


 Item 1(a).  Name of Issuer:

     See front cover page.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     18700 West Ten Mile Road
     Southfield, MI  48075

Item 2(a).  Name of Person(s) Filing:

     See Item 1 on cover page (pp 2-4).

Item 2(b).  Address of Principal Business Office or, If None,
            Residence:

     SAFECO Plaza
     Seattle, WA  98185

Item 2(c).  Citizenship:

     See Item 4 on cover page (pp 2-4).

Item 2(d).  Title of Class of Securities:

     See front cover page.

Item 2(e).  CUSIP Number:

     See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the persons filing are:

     (a)       ( )  Broker or Dealer registered under Section 15 of
                    the Act.
     (b)       ( )  Bank as defined in Section 3(a)(6) of the Act.
     (c)       ( )  Insurance Company as defined in Section 3(a)(19) of the Act.
     (d)       (X)  Investment Company registered under Section 8 of the
                    Investment Company Act.
     (e)       (X)  Investment Advisor registered under Section 203 of the
                    Investment Advisers Act of 1940.
     (f)       ( )  Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
     (g)       (X)  Parent Holding Company in accordance with Rule 13d-
                    1(b)(ii)(G).
     (h)       ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


                                Page 5 of 7 Pages
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CUSIP No. 885184101
          ---------

Item 4.  Ownership:

     Items (a) through (c)

     See Items 1 and 5-11 of the cover page (pp 2-4).

     The reporting persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 5.  Ownership of 5% or Less of a Class:

     Not applicable.

Item 6.  Ownership of More than 5% on Behalf of Another Person:

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company.

     SAFECO Asset Management Company is the subsidiary which SAFECO Corporation is reporting on as the parent holding company. SAFECO Asset Management Company is an IA as specified in Item 12 on the cover page (p 3).

Item 8.  Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 6 of 7 Pages
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Exhibits.

     The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date ___________________     SAFECO Common Stock Trust


                              By _____________________________
                                 Ronald L. Spaulding, Treasurer


                              SAFECO Corporation


                              By _____________________________
                                 Ronald L. Spaulding, Treasurer


                              SAFECO Asset Management Company


                              By _____________________________
                                 Neal A. Fuller, Secretary


                                Page 7 of 7 Pages